UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: August 31, 2015
Estimated average burden hours per response........2.50
FORM 12b-25	SEC FILE NUMBER
000-26020
NOTIFICATION OF LATE FILING	CUSIP NUMBER
923449201

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

VeriTeQ Corporation

Full Name of Registrant

Former Name if Applicable

6560 W. Rogers Circle, Suite 19

Address of Principal Executive Office (Street and Number)

Boca Raton, FL 33487

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

VeriTeQ Corporation is unable to file its Annual Report on Form 10-K for the year ended December 31, 2015 within the prescribed time as the Company requires additional time to determine the proper accounting for certain financing transactions that occurred during the year, and to complete the audit of its financial statements. These transactions are highly complex and require extensive review and analysis.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kenneth Shapiro	954	574-9720
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report revenue of approximately $287,000 for 2015. Net loss is expected to be approximately $16.3 million for the year ended December 31, 2015, compared to $3.9 million for the year ended December 31, 2014. The net loss in 2015 is expected to include stock-based compensation expense of approximately $6.9 million and net losses on the change in fair values of certain derivative and other fair valued instruments in the amount of approximately $6.8 million and non-cash interest expense in the amount of $1.7 million. The net loss in 2014 included non-cash interest expense of approximately $2.4 million and net gains on the change in fair values of derivative and other fair valued instruments in the amount of $6.3 million.

VeriTeQ Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 31, 2016	By	/s/ Marc Gelberg
Marc Gelberg
Interim Chief Financial Officer